

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

By U.S. Mail and facsimile (850) 878-1230

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

>   **Re: FPB Bancorp, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed June 15, 2010**
>   **File No. 333-167106**

Dear Mr. Skiles:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A Filed June 15, 2010

Consent Order, page 3

1.   Please update your Registration Statement to include any recent developments as they relate to having not complied with the terms of your Consent Order as of the June 16, 2010 deadline in this section as well as in all other relevant sections as appropriate, such as the Risk Factors section.

Risk Factors, page 12

2.   Please remove the sentences in your first two Risk Factors that relate to "assurances." The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Purchase Limitations, page 47

3.   We note your disclosure that investors are required to purchase a minimum of 1,000 units in order to participate in the offering. Please revise your cover page to include this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

                                                Sincerely,

                                                Michael Clampitt
                                                Senior Attorney